Exhibit 99.1

Enlivex Announces Tislelizumab Clinical Collaboration, Full Year 2022 Financial Results, and Provides Business Updates

●	Clinical collaboration with BeiGene announced on April 3, 2023 to evaluate the safety and efficacy of Allocetra™, an investigational macrophage-reprogramming cell therapy, in combination with tislelizumab, an anti-PD-1 immune checkpoint inhibitor, for the treatment of patients with advanced-stage solid tumors, a part of the Company’s ongoing Phase I/II clinical trial.

●	Planned amendment to be filed with regulators in early Q2 2023 for the sepsis Phase II clinical trial. The amendment will include an increase in the patients’ SOFA score range, effectively allowing recruitment of patients with higher levels of sepsis severity, and a change to two cohorts (treatment and placebo) in lieu of the current four-cohort structure. The Company does not expect a material timeline delay for top-line data readouts, which are expected in Q1 2024.

●	Received positive DSMB recommendation and IMOH clearance to continue Phase I/II clinical trial of Allocetra™ combined with chemotherapy in patients with peritoneal metastases arising from solid cancers. Recruitment of patients has been on-track, and the Company’s current estimation is to complete enrollment and announce data readouts by Q2 2024.

●	Received positive DSMB recommendation and IMOH clearance to continue second Phase I/II clinical trial, which is evaluating Allocetra™ as monotherapy and in combination with anti-PD1 checkpoint inhibitors in patients with advanced-stage solid tumors. Recruitment of patients has been on-track, and the Company’s current estimation is to complete enrollment in the intravenous-infusion monotherapy and low-dose combination cohorts by the end of Q2 2023.

Nes-Ziona, Israel, April 04, 2023 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced its full year 2022 financial results and provided strategic updates on its clinical programs.

Clinical collaboration with BeiGene

The Company announced a clinical collaboration agreement with BeiGene on April 3, 2023. The Company entered into this collaboration to evaluate the safety and efficacy of Allocetra™, an investigational macrophage-reprogramming cell therapy, in combination with tislelizumab, an anti-PD-1 immune checkpoint inhibitor, for the treatment of patients with advanced-stage solid tumors, a part of the Company’s ongoing Phase I/II clinical trial.

Under the terms of the clinical collaboration agreement, Enlivex has agreed to amend its ongoing Phase I/II trial in patients with advanced-stage solid tumors to include the evaluation of Allocetra™ in combination with tislelizumab. The Phase I/II trial is a multicenter, open-label, dose escalation trial that is expected to enroll up to 48 patients with advanced solid tumors across two trial stages. Stage 1 of the trial will examine escalating doses of Allocetra™ monotherapy administered intravenously (IV) or intraperitoneally (IP) once a week for three consecutive weeks. Stage 2 will evaluate escalating doses of Allocetra™ administered IV or IP and combined with anti-PD1 therapy. BeiGene will provide the clinical supply of tislelizumab for the trial.

Sepsis: Expanding study population, amending protocol

The Company is currently working on an amendment to the protocol of its Phase II trial evaluating Allocetra™ in patients with sepsis. The amendment will include an increase in the patients’ SOFA score inclusion range, effectively allowing recruitment of patients with higher level of sepsis severity, and a change to two cohorts (treatment and placebo) in lieu of the current four-cohort structure. The Company expects to submit the proposed protocol amendments to regulators in early Q2 2023 and does not expect a material timeline delay for top-line data readouts, which are expected in Q1 2024.

The Company reconsidered whether publication of an interim analysis may introduce biases into statistical and non-statistical observations of the Phase II trial’s data readouts, as has been documented in the literature for randomized clinical trials, and the potential of such biases to weaken the signal of potential therapeutic effect of the study’s observations following its completion. To avoid potential biases and maximize the power to observe potential therapeutic effect in the Phase II clinical trial in patients with sepsis, and taking into account the additional amendments that will be introduced into the study’s protocol, the Company decided to alter its original staged plan for an interim analysis and move to one single analysis that will be conducted with top-line data readouts from the clinical trial that are expected in late 2023 or Q1 2024.

Two Phase I/II clinical trials in patients with advanced stage solid tumors: timeline established

Following safety assessment of the first cohort, the Company received positive DSMB recommendation and IMOH clearance to continue its Phase I/II trial of Allocetra™ combined with chemotherapy in patients with peritoneal metastases arising from solid cancers. Recruitment of patients has been on-track, and the Company’s current estimation is to complete enrollment and announce data readouts by Q2 2024. In addition, following safety assessment of the first cohort in the second Phase I/II clinical trial, the Company received positive DSMB recommendation and IMOH clearance to continue that clinical trial, which is evaluating Allocetra™ as monotherapy and in combination with anti-PD1 checkpoint inhibitors in patients with advanced-stage solid tumors. Recruitment of patients has been on-track, and the Company’s current estimation is to complete enrollment in the intravenous-infusion monotherapy and low-dose combination cohorts by the end of Q2 2023.

Full Year 2022 Financial Results

Research and development expenses were $18.6 million for the year ended December 31, 2022, as compared to $12.8 million for 2021. 73% of the increase was associated with expenses relating to clinical studies, pre-clinical studies, and an increase in the number of Allocetra™ doses that were manufactured and inventoried, and 23% of the increase was associated with an increase in salaries as a result of hiring additional R&D personnel and certain pay increases for existing R&D personnel .

General and administrative expenses were $7.1 million for the year ended December 31, 2022, as compared to $ 6.4 million for 2021. 31% of the increase was associated with expenses relating to professional services, 23% to an increase in intellectual property regulatory expenses, and 19% in non-cash share-based compensation expenses. For the year ended December 31, 2022, compensation paid to executive and non-executive board members, in the aggregate, decreased by $487,000.

Net loss for the year ended December 31, 2022 was $31.0 million, as compared to a net loss of $14.4 million for the year ended December 31, 202 . This increase in loss resulted primarily from increased clinical studies, pre-clinical studies and an increase in the number of Allocetra™ doses that were manufactured and inventoried, as well as from an increase in salaries as a result of hiring additional R&D personnel and certain pay increases for existing R&D personnel. Additionally, net loss increased for the year ended December 31, 2022 due to non-operating losses associated with changes in the fair value of marketable securities and currency fluctuations on cash and cash equivalents and deposits denominated in New Israeli Shekels, as compared to a non-operating gain for the year ended December 31, 2021.

As of December 31, 2022, Enlivex had cash, cash equivalents, short term deposits of $50.2 million.

ABOUT ALLOCETRA™

Allocetra™  is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com

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